November 22, 2017

VIA EDGAR

Robert F. Telewicz, Jr., Accounting Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Great Ajax Corp.
Form 10-K for Year Ended December 31, 2016
Filed March 2, 2017
File No. 001-36844

Dear Mr. Telewicz:

This letter responds to your letter, dated November 14, 2017 (the “Letter”), to Mary Doyle, Chief Financial Officer of Great Ajax Corp. (the “Company”). For convenience, the comments contained in the Letter are reprinted below in italics, followed by the Company’s responses.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 51

Net Interest Income, page 59

1.	Please revise future filings to disclose the amount of your interest income recognized in each period presented that resulted from the recognition of accretable yield on purchased credit impaired loans and to discuss the trends depicted by the changes of the amounts between periods. In your response, please provide us the amounts of accretion recognized in income in 2016 and 2015.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that future filings will clarify the interest income derived from credit impaired loans and will discuss the relevant trends. The Company’s primary source of income is accretion earned on the mortgage loans in its portfolio offset by interest expense incurred to fund mortgage loan acquisitions. Total interest income increased to $70.7 million for the year ended December 31, 2016 from $47.7 million for the year ended December 31, 2015 and $6.9 million for the year ended December 31, 2014, of which $70.6 million, $47.7 million and $6.9 million, respectively, were from the recognition of accretable yield on purchased credit impaired loans.

2.	Given the significance of the amounts re-classified from nonaccretable difference to accretable yield and the overall significance of the activities to your operations, please revise future filings to include a discussion of the amounts reclassified from non-accretable difference to accretable yield for the period, and the facts and circumstances that lead to any significant change in estimate. Please include a roll-forward of the nonaccretable difference for each period presented in your revised disclosure.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that future filings will explain the movements between accretable yield and non-accretable amount. For the year ended December 31, 2016, the Company reclassified $60.9 million net from non-accretable amount to accretable yield. The increase in the accretable yield was primarily driven by better than expected performance on the Company’s re-performing loan portfolio. As the Company noted in its filings, substantially fewer loans are defaulting than originally projected at acquisition. Accordingly, during the year ended December 31, 2016, the Company revised its default assumption in order to reflect this historical performance. As performing (or re-performing) loans generate more absolute cash flows than non-performing loans, the accretable yield increased by the increase in expected cash flows. The following table provides a roll-forward of the accretable yield and non-accretable amount:

Accretable Yield	Year ended		Year ended
($ in thousands)	December 31, 2016		December 31, 2015
	Re-performing loans	Non-performing loans	Re-performing loans	Non-performing loans
Balance at beginning of period	$136,455	$18,425	$54,940	$20,686
Accretable yield additions	106,492	222	118,673	8,281
Reclassification from (to) non-accretable amount, net	59,887	1,001	-	-
Accretion	(62,976)	(7,583)	(37,158)	(10,542)
Balance at end of period	$239,858	$12,065	$136,455	$18,425

Non Accretable Amount	Year ended		Year ended
($ in thousands)	December 31, 2016		December 31, 2015
	Re-performing loans	Non-performing loans	Re-performing loans	Non-performing loans
Balance at beginning of period	$466,333	$188,955	$173,234	$178,558
Non-accretable amount additions	284,901	4,143	306,722	39,352
Reclassification from (to) accretable yield, net	(59,887)	(1,001)	-	-
Removal of non-accretable yield for pay-offs and reclassification to REO	(15,564)	(69,693)	(13,623)	(28,955)
Balance at end of period	$675,784	$122,403	$466,333	$188,955

Financial Statements, beginning on page F-1

Note 3. Mortgage Loans, page F-17

3.	Please revise this footnote in future filings to disclose a tabular presentation of loans for each period presented by loan type (e.g., RPL, NPL, loans purchased without evidence of credit impairment) that reconciles to the balance sheet. Reference is made to ASC Topic 310-10-50-3.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will include a table similar to the table set forth below in future filings in Note 3 – Mortgage Loans:

Portfolio Breakdown

Basis by Asset Type

($ in thousands)

	12/31/2016	12/31/2015
Residential RPLs	$804,536	$473,147
Small balance commercial (RPL)	10,204	6,029
Residential NPLs	55,847	75,701
Total	$870,587	$554,877

4.	Please refer to the table that sets forth the changes in accretable yield within each of the periods presented and tell us why it appears that you have accreted $70,559M in 2016 and $47,700M in 2015 into the loan portfolio as reflected in Table 7 on page 62. Your response should specifically address why the recognition of accretable yield results in an increase to your loan balance. Tell us the authoritative basis for your accounting.

The Company advises the Staff that re-performing loans (“RPLs”) and non-performing loans (“NPLs”) are recorded on the acquisition date at the acquisition price. To allow for proper reconciliation with the Company’s loan servicer, mortgage loans are recorded at total unpaid principal balance (“UPB”) with an offset to loan discount. The net of the total UPB and loan discount equals the loan pool purchase price. Subsequent to acquisition, the Company’s net carrying value in mortgage loans equals the beginning net carrying value reduced by all payments in respect of principal and interest, and any allowance for loan losses, and increased by accretion income recognized.–This is similar to the methodology used in FASB Codification – Assets, 310-30-55 Implementation Guidance and Illustrations – General. See specifically the illustrative examples beginning in paragraph 55-5. The examples illustrate how the amount of interest income is determined by the yield derived based on the total expected cash flows, with the carrying value reduced by the excess of the total cash receipts over the interest income accrued at the expected yield to maturity. In lieu of netting the accretion against the cash receipts, the Company reduces the carrying value by all cash receipts and increases the carrying value by accretion income recognized. The net result is identical.

As disclosed in Note 3 – Mortgage Loans and in Table 7, the Company accreted $70.6 million in 2016 and $47.7 million in 2015 into income. As discussed in the preceding paragraph, the Company increases its net carrying value in the mortgage loans by total accretion income recognized and reduces its carrying value in the mortgage loans by total cash payments received in respect of principal and interest on the mortgage loans. The net impact is that the Company reduces the carrying value of its mortgage loans by the excess of cash payments received over accretion income recognized.

5.	Please provide us a reconciliation of the amounts of accretable yield recognized in interest income in each period presented to the activity reflected in the table that sets forth the changes in accretable yield within each of the periods presented.

As requested, the following table provides a reconciliation between Note 2 – Mortgage Loans, Table 7 – Loan Portfolio Activity and the Income Statement:

Accretable Yield Recognized

($ in thousands)	December 31, 2016			December 31, 2015
	RPL	NPL	Total	RPL	NPL	Total
Note 2 - Mortgage Loans	62,976	7,583	70,559	37,158	10,542	47,700

Table 7 - Loan Portfolio Activity	n/a	n/a	70,558	n/a	n/a	47,700

Variance (rounding)			1			-

Income Statement Reconciliation

($ in thousands)	December 31, 2016	December 31, 2015
Total Interest Income	70,688	47,700
Bank Interest Income	(10)	(1)
Other Interest Income	(120)
Accretable Yield Recognized on Credit Impaired Loans	70,558	47,699

Variance to Note 2	1	1

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If you should have any additional questions, please contact me directly at (503) 444-4224.

Very truly yours,

/s/ Mary Doyle

Mary Doyle
Chief Financial Officer

cc:	Paul Cline, Division of Corporation Finance
Lawrence Mendelsohn, Chief Executive Officer
Anna T. Pinedo, Esq., Morrison & Foerster LLP
John Donohue, CPA, Moss Adams LLP